Exhibit 99.1

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release first quarter 2018 financial results and hold Annual General Meeting of shareholders

Calgary, Alberta (April 24, 2018) – Suncor will release its first quarter financial results on Tuesday, May 1, 2018 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the first quarter will be held at 7:30 a.m. MT (9:30 a.m. ET) on Wednesday, May 2, 2018. Representing management will be Steve Williams, president and chief executive officer, Alister Cowan, executive vice president and chief financial officer and Mark Little, chief operating officer. A question and answer period with analysts will follow brief remarks from management. Steve Douglas, vice president, Investor Relations will host the call.

Please note, telephone lines are limited and reserved for those who intend to ask a question.

To participate in the conference, go to suncor.com/webcasts.

An archive of the webcast will be available on suncor.com/webcasts.

If you are an analyst or media and would like to participate in the Q&A period:

•                 if calling from North America: 1 866-219-5885

•                 if calling from outside North America: +1 209-905-5918

Annual General Meeting

Suncor will host its Annual General Meeting at 10:30 a.m. MT (12:30 p.m. ET) on Wednesday, May 2, 2018.

TELUS Convention Centre, Macleod Hall

120 Ninth Avenue SE

Calgary, Alberta

The event will be webcast live on suncor.com/webcasts and archived for 90 days.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:	Investor inquiries:
403-296-4000	800-558-9071
media@suncor.com	invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com